Rule 425
                                                        Filer: BroadVision, Inc.

                                                Subject Company: Interleaf, Inc.
                                                          SEC File No. 333-86557

Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about the acquisition. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write or call us, we will send you for free, when available, the prospectus that we file in connection with the registration of the shares to be issued in the acquisition. You can call us at (650) 261-5100 or write to us at:

          BroadVision, Inc.
          585 Broadway
          Redwood City, California  94063
          Attention: Investor Relations

         BroadVision Extends Its E-Business Leadership with Agreement to
                    Acquire Interleaf, The e-Content Company

    BroadVision Gains Leading XML-Based e-Content Management Tools and X-WAP
                 Technology for Wireless Delivery of Content to
             Enhance Company's Personalized E-Business Applications

REDWOOD CITY, CA - Jan. 26, 2000 - BroadVision Inc. (Nasdaq: BVSN), a leader in personalized e-business applications, today announced that it has signed a definitive agreement to acquire Interleaf, Inc. (Nasdaq: LEAF). Key to the acquisition is the e-content company, a separate Interleaf business unit dedicated to the development, marketing and sale of XML-based content management tools. These tools enable the creation, publication, management and re-use of dynamic, intelligent content for web and wireless applications. The e-content company comprises nearly 70 percent of Interleaf's approximately 400 employees and has been the most significant area of Interleaf growth and investment over the past two years.

Subject to conditions, under the terms of the agreement each outstanding share of Interleaf common stock will be exchanged for .3465 of a share of BroadVision common stock and will be accounted for as a purchase transaction. In addition, all outstanding options and warrants to purchase Interleaf common stock will be assumed by BroadVision. Based on basic shares outstanding as of January 25, 2000 and both companies' closing price as of that date, the transaction represents approximately a 40% premium over Interleaf's current value. On a fully diluted basis, BroadVision would issue approximately 5.6 million shares of its common stock, having a value of approximately $877 million based on BroadVision's closing stock price on January 25, 2000.

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The  transaction is intended to be tax-free to the Interleaf  shareholders.  The transaction,  which has been  unanimously  approved  by both the  Interleaf  and
BroadVision  Boards  of  Directors,   is  subject  to  approval  by  Interleaf's
stockholders. The transaction is subject to certain other customary closing conditions, including Hart-Scott-Rodino antitrust clearance and other regulatory approvals. The companies expect to close the transaction by May 31, 2000.

"Through the acquisition of Interleaf, BroadVision will be able to quickly expand our leadership in delivering personalized e-business applications across multi-touch points such as web and wireless," said Dr. Pehong Chen, President, CEO and Chairman of the Board for BroadVision. "With our combined customer base of more than 2,500 blue-chip and 'dot.com' companies, both firms have the proven ability to meet e-business demands for a fast time-to-market, easier integration with content sources and back-end systems, and high performance and scalability. We look forward to leveraging the strengths of both companies to provide increased benefits for customers and shareholders."

"At Interleaf, we have spent the past three years repositioning the company around new XML and wireless technology," said Jaime Ellerston, President, CEO and Chairman of the Board for Interleaf. "This past year we have successfully penetrated the e-business marketplace by delivering state-of-the-art XML-based e-content management tools. We believe strongly that these tools and our initiative into the wireless market make us a unique fit with BroadVision's strength in web applications and with their strategic objectives. Both companies see XML content proving itself to be of particular importance for the fast growing business-to-business e-commerce market. Therefore, the combination of our e-content management tools integrated with BroadVision's e-business applications make a powerful end-to-end solution for the B2B market while further extending these applications to the emerging wireless market."

Benefits of Acquisition for Customers

The combination of the suite of BroadVision One-To-One personalized e-business applications and Interleaf's XML-based e-content management tools will create one of the most comprehensive, end-to-end offerings for companies needing to manage content-rich and transactional e-businesses for delivery over the Web and wireless devices. GartnerGroup estimates that by 2003, 80 percent of application-to-application traffic passing over public networks will be in XML (GartnerGroup, October, 1999).

Specific benefits of the combined offering will include:

o Less Time and Lower Cost for e-Content Management. The integrated offering combines Interleaf's XML-based e-content management tools and BroadVision's real-time instant publishing tools to shorten time to production for content. This lowers the total cost of ownership for companies by enabling publishers to more easily create, publish, manage and re-purpose transactional content. Additionally, the integrated offering is differentiated by its support for the publication of XML-based documents from Microsoft Office applications, greatly expanding general business users' ability to publish Web and wireless content.

                                       2.

o Automate B2B E-Commerce through Intelligent Content. The integrated offering will enable the automation of B2B e-commerce by enabling companies to improve their operations via the use of intelligent content. Intelligent content is personalized, re-usable and dynamically assembled in real time to increase collaboration and communication among commerce partners. Unlike static content, intelligent content automates interactions and transactions among participants, creating a highly productive information value chain.

o Expanded e-Business Reach. The integration of Interleaf's X-WAP (Wireless Application Protocol) and XSL (eXtensible Style Language, which enable content to be separated from data, so that content can be shared across any number of XML documents) technology will enable BroadVision customers to deploy e-business applications that enable access to dynamic content from mobile and other wireless devices, such as digital cellular telephones, pagers, personal digital assistants and e-books. End users will be able to access in real time personalized product information, inventory, price, and catalog data and to execute orders from Web sites and wireless devices via BroadVision's ability to deliver 'e-business anywhere, anytime." The Yankee Group has estimated that wireless subscribers accessing the Internet will grow from 669 million in 1999 to 1.26 billion by 2005 (The Yankee Group, November, 1999). Therefore, BroadVision believes the integration of Interleaf's X-WAP technology will be a significant benefit for companies implementing e-business applications capable of providing dynamic, personalized content to the growing number of users of wireless devices.

The BroadVision and Interleaf Fit

The two companies share a vision for enabling e-business through a common commitment to an XML backbone. Interleaf, a thought and industry leader for XML-based e-content management, brings people, tools and technologies that are completely complementary to BroadVision's applications. For example, Interleaf's employees represent the world's largest XML talent pool. And, Interleaf's technology leadership in XML and WAP are technologies that supplement those of BroadVision. Additionally, Interleaf has a large worldwide base of more than 2,000 customers who are potential users of BroadVision's e-business applications.

Key Technologies

BroadVision will fully integrate Interleaf's e-content management tools based on XML into BroadVision's full suite of e-business applications. Interleaf's key technologies include:

o BladeRunner. A scalable, comprehensive XML-based content management tool that enables companies to create, manage, and publish structured e-business content that is targeted, timely, personalized, intelligent and medium-aware. With XML as its technology backbone and Microsoft Office integration used for content creation, companies using BladeRunner are able to apply intelligence, structure and style to content for e-business applications.

o X-WAP Technology. Interleaf's X-WAP wireless application technology transforms XML into HTML, WML, PDF, ASCII and raw text into intelligent business content for delivery to wireless devices.

                                       3.

o QuickSilver. A full-featured high-end authoring and publish-ing product with an extension to enable the generation of XML-based content. QuickSilver enables users to manage XML- and non-XML-based content in one integrated system. The acquisition creates a combined entity with a compelling record of business and technology achievements:

o A broad depth and breadth of experience, provided by over nine years in the e-content management and e-business applications markets;Over 1100 employees dedicated to e-content and e-business applications;

o A combined customer base of thousands of international blue chip and "dot.com" customers to guide the company's integration of existing and development of new e-business solutions; and,

o The proven ability to meet customers' e-business needs for return on investment, quick time-to-market, and high performance, scalable solutions.

o Membership in key consortia including The WAP Forum, more than 260 firms dedicated to developing de facto world standards for wireless information and telephony services on digital mobile telephones and other wireless devices; AICPA, the American Institute of Certified Public Accounts, for specifying XML-based specifications for preparing and exchanging financial reports and data; and others.

Forward Looking Statements

The company noted that each of the above forward-looking statements is subject to change, based on various important factors, including, without limitation, the possible inability to complete the merger as anticipated, or at all, and the performance and successful integration of the acquired businesses. Additional information on potential factors that could affect BroadVision's and Interleaf's financial results are included in their respective Forms 10-K's and 10-Q's, and other documents filed with the Securities and Exchange Commission. While the announced transaction is pending and following its consummation, the value of BroadVision's common stock will be dependent on or directly related to the value of Interleaf's common stock, which in turn depends on factors relating to Interleaf's business and financial performance, which in turn are beyond BroadVision's control. Reference is made to Interleaf's SEC filings for additional information concerning Interleaf and its business, financial performance and operations.

This press release  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. BroadVision's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other things, the following:

     o The transaction described above is contingent and may not actually occur as described or at all, and the failure of the transaction to close could have a material adverse impact on the value of Interleaf's common stock;

     o Interleaf  and  BroadVision  may  experience  difficulties  realizing the
     described  benefits  from  the  business  combination,   including  without
     limitation  difficulties  in  integrating  the

                                       4.

     Interleaf and BroadVision products, technologies, cultures, information systems, business practices and policies; BroadVision may experience difficulties in marketing the Interleaf products into BroadVision's customer base, and Interleaf may experience difficulties in marketing the BroadVision products into Interleaf's customer base;

     o The announcement and consummation of the transaction may cause confusion in the marketplace and disruption to Interleaf's and BroadVision's businesses, including without limitation difficulties in retaining Interleaf's current employees through the transition, integrating them into BroadVision's operations and retaining them over the long-term; difficulties in retaining Interleaf's significant customers at historic purchasing levels; and delays in the consummation of sales currently pending;

About Interleaf

Interleaf, Inc., based in Waltham, Massachusetts, provides enterprise-wide software tools for e-content management including BladeRunner and QuickSilver. These tools provide Global 2000 customers with a distinct competitive advantage by enabling them to deploy e-business applications that improve operating efficiency and customer satisfaction, while driving revenue and profitability. Interleaf's software products make it easy for companies to assemble, manage, retrieve, distribute and publish business-critical information across the enterprise and beyond.

Key customers include Alcatel, Deutsch Bank, Fidelity, IDC, Intel, Lockheed Martin, MacMillan, Motorola, Shared Medical Systems, Tektronix and Toyota.

About BroadVision

BroadVision, Inc. is the leading worldwide supplier of personalized e-business applications. BroadVision's end-to-end solutions enable companies and governments to rapidly deploy and cost-effectively operate secure, scalable, intelligent, and flexible e-business applications for e-commerce, financial services, online billing and knowledge management. The company's entire product line has experienced strong growth and increasing acceptance by Global 2000 businesses, governments and pure-play "e-startups."

BroadVision has more than 500 customers in financial services, retail/distribution, high technology, telecommunications, government and travel including Argentaria, American Airlines, British Telecom, CCF Group, Credit Suisse, Ernst & Young, Hewlett-Packard, The Home Depot, Motorola, RS Components, Sears, Vodafone, Wal-Mart, and Xerox.

BroadVision is headquartered in Redwood City, Calif. and maintains an extensive worldwide network of subsidiaries and licensed resellers in North and South America, Europe, Australia and Asia. BroadVision is a public company traded on the Nasdaq in the United States under the symbol BVSN and on the high-technology stock market of Germany, the Neuer Markt segment of the Frankfurt Stock Exchange, under the symbol BDN. The Company can be reached at (650) 261-5100 or at www.broadvision.com.

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